Exhibit 99.1

Corrected Transcript

23-Feb-2015

Valeant Pharmaceuticals International, Inc. (VRX)

Q4 2014 Earnings Call

Total Pages: 24
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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

CORPORATE PARTICIPANTS

Laurie W. Little	J. Michael Pearson
Senior Vice President-Investor Relations	Chairman and Chief Executive Officer

Howard B. Schiller
Executive Vice President and Chief Financial Officer

OTHER PARTICIPANTS

Umer Raffat	Alex Arfaei
Evercore ISI	BMO Capital Markets (United States)

Irina Rivkind Koffler	David A. Amsellem
Cantor Fitzgerald Securities	Piper Jaffray & Co (Broker)

Annabel E. Samimy	Corey George Davis
Stifel, Nicolaus & Co., Inc.	Canaccord Genuity, Inc.

Christopher Thomas Schott	Tim Chiang
JPMorgan Securities LLC	CRT Capital Group LLC

Andrew J. Finkelstein	Gregg Gilbert
Susquehanna Financial Group LLLP	Deutsche Bank Securities, Inc.

Douglas D. Tsao	Sachin Shah
Barclays Capital, Inc.	Albert Fried & Co. LLC

David R. Risinger	David M. Steinberg
Morgan Stanley & Co. LLC	Jefferies LLC

Marc Goodman	Douglas Miehm
UBS Securities LLC	RBC Capital Markets

Louise A. Chen	Divya Harikesh
Guggenheim Securities LLC	Goldman Sachs International

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Steve, and I will be your conference operator today. At this time, I would like to welcome everyone to the Valeant Pharmaceuticals Q4 and Full Year 2014 Earnings Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions] Thank you.

Head of Investor Relations, Laurie Little, you may begin your conference.

Laurie W. Little

Senior Vice President-Investor Relations

Thanks, Steve. Good morning, everyone, and welcome to Valeant’s Investor Conference Call where we will be discussing our fourth quarter and full year 2014 financial results, as well as the acquisition of Salix Pharmaceuticals. Presenting on the call today are Howard Schiller, Chief Financial Officer, who will present our fourth quarter results and first quarter guidance; and J. Michael Pearson, Chairman and Chief Executive Officer, who will cover the recently announced acquisitions of Dendreon and Salix; Dr. Ari Kellen, Company Group Chairman, will be available for questions after our prepared remarks. In addition to a live webcast, a copy of today’s slide presentation can be found on our website under the Investor Relations section.

Before we begin, our presentation today contains forward-looking information. We would ask that you take a moment to read the forward-looking statements mentioned at the beginning of our presentation as it contains important information.

Now, please note that the tender offer in connection with the Salix merger has not yet commenced, and our communication is not an offer or a solicitation of an offer to purchase any security. On the commencement date of the offer, an offer to purchase and other related documents will be filed with the SEC, and the tender offer will only be made pursuant to those documents. Investors and security holders are urged to read both the tender offer documents and the solicitation recommendation statement regarding offer that may become available in our files with the SEC as they will contain important information.

In addition, this presentation contains non-GAAP financial measures. For more information about non-GAAP financial measures, please refer to slide number two. Non-GAAP reconciliations can be found in the press release issued earlier today and posted on our website.

And with that, I will turn the call over to Howard Schiller.

Howard B. Schiller

Executive Vice President and Chief Financial Officer

Thank you, Laurie. Good morning, everyone, and thank you for joining us. Yesterday, we announced very strong financial results for the fourth quarter and full-year 2014, as well as our agreement to acquire all the outstanding stocks of Salix Pharmaceuticals.

We plan to discuss three topics on today’s call. First, discuss our strong fourth quarter financial results. As we have much to talk about today, we will not spend as much time on our full-year financial results but will focus our prepared comments on the fourth quarter results which are very strong across all metrics and ahead of our

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

previous guidance. We have provided additional details of our financial performance at the end of this presentation for you to review at a later time. Second, we will provide you with Q1 2015 guidance. And lastly, we will discuss our recent announcement surrounding our acquisitions of Dendreon and Salix.

We are pleased to report exceptionally strong results for the fourth quarter. For the quarter, our total revenue was $2.3 billion, an increase of 10% over the prior year, largely driven by exceptionally strong growth in many of our U.S. businesses which more than offset the negative headwinds from foreign exchange in our ex-U.S. markets.

Our cash EPS was $2.58 a share, an increase of 20% over the prior year. Our GAAP cash flows from operations for the quarter were $816 million, an increase of 191% over the prior year. This increase included a $287 million gain from the Allergan investment, net of fees, and out-of-pocket expenses, which we realized in the quarter. Adjusted cash flow from operations which excludes this gain was $624 million.

We’re pleased to have exceeded our Q4 guidance on every metric. Our original forecast projected us to deliver organic growth greater than 12% and we delivered 16% same-store organic growth. Bausch + Lomb reported 8% organic growth for the fourth quarter, 11% organic growth for the full year. And we expected B+L to continue to deliver double-digit growth in 2015.

Our total revenue came in almost $100 million greater than our guidance despite significant FX headwinds and cash EPS was $2.58 versus greater than $2.55 cash EPS guidance, adjusted cash flow from operations excluding the Allergan investment gain was $624 million, in line with our guidance of greater than $600 million. And, finally, our restructuring and integration charges for the quarter came in at $47 million.

Turning to organic growth, our overall same-store total company organic growth, including generics was 16% for the quarter. If we had excluded generics in Q4, total company same-store organic growth would have been 18%. Many of our regions contributed to the strong total company organic growth with our U.S. business at 28%, total developed markets at 20% and our emerging market business at 6% same-store organic growth.

Our same-store organic growth for the year was 13%, and we expect to continue strong, double-digit same-store growth in 2015. Same-store organic growth excludes acquisitions for one year post-close and, therefore, Dendreon and Salix will not be included in this calculation. Dendreon and Salix, however, will be included in our pro forma organic growth calculation.

B+L continued its strong growth performance delivering 8% organic growth in Q4, 11% for the full year and 10% organic growth since the acquisition in August 2013. Most of the Bausch + Lomb businesses continued their consistently strong growth patterns. Our surgical business; however, had a weaker quarter due to a flat cataract surgery market overall and declining sales of our Excimer lasers.

In addition, we switched our Victus commercial model from a sales model to a lease model which contributed to lower sales for the quarter. If you adjusted for the change in the Victus commercial model, sales were flat for the quarter. For the quarter and for the year, our surgical businesses continued to gain share in premium IOL and in Femtosecond laser placements.

As promised, we are continuing to show revenue for the quarter and the year for our top 20 products. We are very pleased to report that all 20 products grew in the quarter over the prior year. The two new additions to the list this quarter are Jublia and Carac. It is truly exciting to see that Jublia was our fourth largest product in Q4 and recently reported weekly script trend showed 20,000-plus scripts. Carac delivered a very strong quarter based on 40% growth from sales of the brand, and from the channel load of the recently-launched authorized generic which we manufacture.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Also, just to point out, in response to a few questions from investors, we have now included Wellbutrin sales on a global basis on this chart. Earlier in the year, the sales in our top 20 chart were U.S. only.

As a percentage, our top 20 products represent 36% of total revenue in the fourth quarter with top 20 growing 28% over the fourth quarter in 2013 and 20% on a full-year basis.

Our top 20 products continue to demonstrate the diversification of our portfolio with no product more than 4% of revenue. Similar to last quarter, the growth of our total product portfolio is driven by approximately 50/50 mix of volume and price.

Highlights for our U.S. business and the rest of the world are continuing in the next four slides. Revenues for our dermatology business were very strong and increased 70% year-over-year. The outstanding work of our sales team’s implementation of innovative marketing and purchase, great leadership and portfolio of great products and our four new launched products have contributed to the turnaround in the outstanding result in our dermatology business in Q4 and 2014.

Core products such as Zyclara, Elidel and the RAM franchise continued the strong growth and Solodyn grew in Q4 and grew 5% for all of 2014 after a tough year in 2013.

Jublia continues its rapid growth trajectory and recorded more than 20,000 weekly scripts for the last reported weekly sales report. This yields to annualized run rate of greater than $250 million for the product.

Our DTC campaign continues to increase awareness with patients as we are seeing primary care physicians representing approximately 40% of the script volume. I’d hope that you all saw our Super Bowl ad, which received 1.2 billion digital impressions and it significantly raised the awareness of the product. LUZU and Retin - A Micro 0.08% continued to perform well with script trends up 12% and approximately 200% sequentially.

Our consumer business revenue grew 6% over the prior year as we continue to outpace the market. CeraVe remains the fastest-growing major skin care brand with 49% year-over-year growth. PreserVision also continues its strong growth trajectory with AREDS, the number one selling vitamin SKU, delivering 17% growth in the quarter based on consumption. The entire brand grew 14% year-over-year. Finally, our BioTrue Multipurpose Solution delivered 7% growth over the prior year.

Our Prescription Ophthalmology revenues grew 8% year-over-year with continued strong performance from Prolensa and the Lotemax franchise. Revenues for our contact lens business grew 13% year-over-year, our third straight quarter of double-digit growth. We currently have 10% of the U.S. contact lens market, a 3-point market share improvement since we acquired B+L.

Ultra, while still not a significant contributor to revenues due to production capacity constraints, had $4.2 million in revenues for the quarter. We expect the first full production line to be validated in Q2, followed by our second commercial line in Q4. And finally, we recently agreed to a new strategic partnership with Vision Source, the largest doctor alliance group with 3,000 locations across all of our contact lens brands and solutions.

I’ve already described the reasons behind the revenue decline in Q4 for our surgical business. The cataract market continues to be flat in Q1, but we expect the market to rebound to normal growth levels of approximately 5% later this year. As I mentioned earlier, our surgical business continued to gain share in premium IOLs and in Femtosecond laser placements. In addition, we are beginning to conduct clinical trials in the U.S. for TENEO Excimer laser, which is already approved and selling in Europe, and will enable us to improve our competitive positioning in this important market segment.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Revenue growth of 28% for our Neuro & Other/Generics portfolio was driven by products, including Xenazine, Wellbutrin and Virazole, while generics business continues to benefit from competitor stock outs and authorized generic launches. Finally, our dental business continues with its double-digit growth due to the performance of Arestin and the 2014 product launches of Onset and Ossix Plus.

Now, turning to the rest of the world. Our emerging markets business in Central and Eastern Europe and the Middle East delivered strong performance with 9% growth year-over-year despite significant FX headwinds from negative $60 million in revenues. On a local currency basis, Russia delivered 13% growth and the Middle East delivered more than 20% growth.

Our acquisition of Medpharma, a brand new generics platform in the Middle East and Northern Africa, is off to a great start and will augment our growth in this important region. Revenues for our emerging markets business in Asia grew 12% versus the prior year. We continue to see strong growth in a number of countries, as China saw a 12% growth, Korea grew 15% and Malaysia grew 24%, just to mention a few.

In Q1 of this year, our Bescon lenses, which we acquired last year, were launched in China, Korea and Japan. And given the expected demand around the world, we have recently begun to expand our production capacity. Our recent acquisition of Armoxindo, a brand and generic platform in Indonesia, is also performing well in its early stages.

In Latin America, we saw a decline of 7% year-over-year which was mainly due to FX. Mexico performed very well and delivered double-digit organic growth of 11% in the quarter. Brazil continues to struggle to the slower market growth and the weakness in our Probiotica line.

The rest of world developed markets declined 13% year-over-year, almost entirely due to a strengthening dollar against the euro, yen, Canadian dollar and Australian dollar. The underlying businesses remained strong, both Europe and Japan delivering low-single-digit organic growth, and Canada and Australia businesses were flat as both businesses had their last quarter of generic headwinds from Wellbutrin XL in Canada and Aldara, and Tambocor in Australia.

Given the absence of significant business development activity, we have been guiding all year to declining restructuring and integration charges. This quarter, our restructuring and integration charges were $47 million, in line with our estimate of less than $50 million. The reported charges were derived of approximately $15 million for Bausch + Lomb, down from $36 million in Q3; and $29 million related to other deals closed in 2014. Only $3 million of the Q4 charges were from acquisitions closed more than 12 months ago and was primarily related to the closure of an Obagi facility. Excluding Dendreon and Salix, restructuring and integration charges will continue to trend towards Europe.

This quarter, our GAAP cash flow from operations was very robust at $816 million for which $287 million was related do our gain from the Allergan investment, net of fees and out-of-pocket expenses.

Adjusted cash flow from operations excluding the Allergan gain were $624 million. Our Q4 adjusted cash flow from operations was negatively impacted by the acceleration of interest payment in the amount of $33 million following the repayment of $945 million in bonds in the fourth quarter and a large increase in prepaid expenses. The prepaid expense balance will be a benefit to cash flow in future quarters.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

At the time we announced the B+L acquisition, our debt to pro forma adjusted EBITDA ratio was 4.5 times, and we committed to reducing that ratio to below 4 times. In 2014, we reduced our debt by more than $2 billion, and we ended the year with a 3.5 times debt-to-EBITDA ratio.

Our day sales outstanding remained in line with cash orders of 66 days. As we have previously discussed, we believe the calculated DSOs based on gross sales and gross accounts receivables may extend given the fact that we have a number of older products and there are a large amount of provisions to gross sales to get net sales.

As in last quarter, we had disclosed our gross revenue in our 10-K that will allow investors to calculate our day sales outstanding using gross quarterly sales and gross accounts receivable.

Our overall accounts receivable increased by $196 million this quarter with an offsetting increase in accrued liabilities of approximately $123 million, primarily related to rebates, returns and allowances. This is a net increase of approximately $73 million net of the accrued liabilities compared to an increase of approximately $224 million in net sales.

2015 is off to a very strong start. Given the timing of the recently announced acquisitions of Dendreon and Salix, we will update our 2015 guidance on our first quarter earnings conference call. Until then, we thought it would be helpful to give you guidance for Q1 2015.

In Q1, we expect to see same-store organic growth of 10% to 15% due to several factors. This includes a contribution of continued outperformance of many of our U.S. businesses including dermatology, contact lens, consumer, dentistry and Obagi and ex-U.S. markets such as China, Thailand, Malaysia, Mexico, Middle East and Poland, as well as the continued momentum of our 2014 product launches such as Jublia, Ultra, Retin - A Micro 0.08% and the Onexton launch in Q1 that is off to a great start.

While most of our markets are experiencing robust growth, we do expect some softness in Western Europe and Russia, which will result in low-single-digit organic growth for our Europe business unit in Q1. We expect cash EPS of at least $2.30 per share for the first quarter of 2015 as the strong growth in the U.S. will continue to offset potential currency headwinds.

Now, I would like to turn the call over to Mike.

J. Michael Pearson

Chairman and Chief Executive Officer

Thank you, Howard and good morning, everyone. Let me briefly touch on Dendreon acquisition before moving on to Salix. On January 29, we entered into an agreement to acquire assets from Dendreon, including a [indiscernible] (19:23) immunotherapy product, Provenge. We expect to close the Dendreon transaction later today.

We would like to briefly discuss the strategic and financial rationale for the deal. First, we believe that oncology is a platform that fits well into Valeant’s business model, with strong market growth, a concentrated specialists set of prescribers where relationships really matter, a favorable reimbursement regime and a market that other pharma companies are beginning to de-emphasize.

We also have the opportunity to invest in low-risk targeted R&D projects for additional indications for products that are already approved. Dendreon also fits our investment criteria with a durable asset, Provenge. We believe that we can accelerate the growth of Provenge over the coming years. Dendreon also provides us a platform for additional tuck-in acquisitions.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Initially, we agreed on a purchase price of $400 million. We then agreed to pay an incremental $15 million for a pipeline product and sizeable tax attributes. The price paid represents 1.3 times last year’s sales of the company. In addition to growth opportunities, we believe this asset has been undermanaged as it has an infrastructure in place built for $1 billion product.

We expect to be able to attract synergies of over $130 million, including manufacturing savings, and this does not include the benefit of our corporate structure. We believe that we have the ability to raise the gross margins of this business to more than 65% by the end of 2015, and to reach 80% gross margins in the longer term. Finally, the transaction will result in an IRR of approximately 30% at statutory tax rates and with a cash payback period of less than five years.

Now, turning to Salix. Yesterday, we announced that we will be acquiring all the outstanding shares of Salix for $158.00 per share in cash. The total transaction is valued at approximately $14.5 billion and we have fully committed financing. We expect the transaction to close in the second quarter of 2015.

This transaction creates an exciting new specialty platform for future growth. Salix has a strong product portfolio with key promoter products delivering double-digit volume growth, far exceeding the market growth rate of 5%. The near-term expected approval of the IBS-D indication of Xifaxan provides an additional catalyst for growth as do the launches of Uceris Foam and the approval of Relistor Oral and the potential approvals of other key pipeline assets.

We also believe that this transaction will offer compelling returns for Valeant shareholders. In our base case model, we assume Salix will spend $750 million in OpEx in 2015. OpEx includes SG&A and R&D. This is a pre-synergy number. We expect to achieve run rate synergies of more than $500 million across the combined company’s OpEx; $750 million OpEx from Salix and Valeant’s budgeted OpEx for 2015.

We expect to capture these cost savings within six months of closing. We do not include any benefits from our corporate structure and our synergy targets. Therefore, in addition to the $500 million in cost savings, we expect the combined companies’ tax rate will be approximately 5%.

We do not plan any reduction to Salix’s specialty sales forces or hospitals, key account and field reimbursement teams. We believe Salix’s sales force is by far the strongest in the GI space and has been a key part of their success. We do not have the time to fully determine the optimal size of the primary care sales force but will do so between signing closing. We expect an IRR and cash payback in line with our other large transactions.

Slide 23 shows you the criteria that we look for in a therapeutic area and Salix checks all the boxes. From a market perspective, they have a concentrated specialist prescriber population and important field force prescriber relationships. GI is a lower priority for most other pharmaceutical companies. The products have a favorable reimbursement [indiscernible] (23:58) payers. We also believe Salix’s products and the entire GI therapeutic area provide an opportunity for low-risk innovation. GI has above-average prescription growth rate compared to other therapeutic areas.

Salix itself has a strong underlying volume growth, well above the market and an attractive near-term pipeline. In addition, there is significant opportunity to Valeant’s operating model and deliver financially compelling returns while setting up a platform for value-added tuck-in acquisitions.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

As mentioned previously, the GI space has very attractive underlying market fundamentals. It is a growing market with attractive sub-segments, a disease state that is typically chronic, damaging to someone’s quality of life and is significantly undertreated. We believe we can expand the IBS-D market through DTC and other commercial levers. Finally, the opportunity to expand into other underserved indication provides additional avenues of growth.

Many of you are familiar with Salix and its portfolio. But for those of you who are not, we wanted to provide an overview of their product portfolio. Salix is a mid-sized pharmaceutical company that has a significant leadership position in the GI market. Its sales force has been ranked as the number sales force in the space by IMS for three of the past four years.

Salix has 22 total products of which they actively promote 13. Xifaxan represents roughly 50% of total revenue and has been approved for HE and traveler’s diarrhea. Salix is currently waiting for a PDUFA date in May for additional indications of IBS-D, irritable bowel syndrome-diarrhea. Other major products include Apriso, Uceris and Relistor, that all have attractive growth prospects. Salix has a low-risk short-term pipeline with additional indications for currently approved products that we believe have strong future potential.

Slide 27 shows the recent script trends from Salix’s major products, all which are trending in the right – in a positive direction.

The acquisition of Salix further diversifies our U.S. product portfolio. Including Salix, 30% of our portfolio will come from our Neuro & Other, dental and generic portfolios, 24% from GI, 22% from dermatology, 12% from eye health and then consumer and oncology at 8% and 4%, respectively. Our total U.S. revenue will represent approximately 65% of total revenue. We do believe over time, this ratio will return to roughly 50/50.

On November 6, 2014, Salix reported five to nine-month wholesaler inventory levels for its top four products. We have conducted extensive due diligence on Salix inventory estimates, its standalone inventory remediation plan, as well as the associated potential litigation and regulatory exposure. While Salix has made strides in executing their plans, we expect to be able to work down the inventory to approximately two months or less by the end of the year. The net impact of this on 2015 revenues is expected to be greater than $500 million.

On the next slide, we list each of Salix’s significant products with their projected 2015 demand-based revenue and our 2015 volume-based growth assumptions and patent expiry dates. We do not have the time to discuss each product but wanted to provide you with this information for your review later.

As in all our past acquisitions, we have a careful plan to achieve cost synergies from the combined products. As we have mentioned earlier, we assumed a $750 million OpEx, SG&A and R&D for our base 2015 sales business plan. This number is different than what GAAP – that Salix has reported on a non-GAAP basis.

For example, depreciation and stock-based comp have not been historically reported in Salix’s non-GAAP operating expenses, whereas Valeant includes these numbers in our non-GAAP numbers. Post-close, we will conform Salix’s methodology to our methodology in our non-GAAP disclosures.

We have targeted more than $500 million in synergies on a combined-company basis, but we do not plan any reductions to Salix’s Specialty sales forces or hospital, key account, and field reimbursement teams, as we believe these customer-facing roles have played and will play a huge role in the success of the company.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

As mentioned earlier, we will determine the optimal size of the primary care sales force. On a run-rate basis, we expect to achieve these synergies within six months, and believe it will cost less than 65% of the total annual synergies to achieve these synergies.

We also have additional opportunities through improved combined product portfolio, formulary status, and leveraging the hospital sales force for Valeant products that we have not built into our deal model.

Lastly, the transaction will be an all-cash deal that will be financed with a combination of bank debt and bonds. We expect the interest rate on our new debt to be between 5.5% to 6%. Our pro forma interest rate for the combined company post this transaction will be approximately 5.5%.

We have committed financing of $22.2 billion in debt, consisting of $15 billion for the transaction and a $7.5 billion to backstop Valeant’s existing secured debt while we seek amendments to our current credit agreement.

We are launching the amendment today. And when we receive this amendment, the $7.5 billion backstop will fall away. We fully expect to secure an amendment to our current credit agreement within the next two weeks.

Our net debt to pro forma adjusted EBITDA will be roughly 5.6 times as we will be negatively impacted by Salix’s artificially low EBITDA due to its plan to reduce wholesaler inventory levels. We have an attractive deleveraging profile as we expect to get below 4 times leverage by the second half of 2016.

Similar to our B+L acquisition, we are committed to reduce our leverage to under 4 times in this timeframe. In 2016, we expect to have pro forma EBITDA in excess of $7.5 billion and free cash flow in excess of $4 billion before any mandatory repayments. In the near term, we would expect that our combined company tax rate would be approximately 5%.

Finally, our accretion should be more than 20% in 2016 while being modestly accretive at 2015 due to the planned wholesale inventory reductions.

We have had quite a few questions post the deal announcement about the $14.5 billion valuation versus the equity component of the deal. On this page, we show the bridge between the $10.4 billion equity value and the approximately $14.5 billion enterprise value. The primary additional cost comes from the retirement of the 2015 and 2019 convertibles, the repayment of their term loan and the retirement of their bond.

In closing we are very pleased about the strong performance of the Valeant operations and the exciting opportunities that we expect to realize from the acquisitions of Dendreon and Salix. We will report Salix and Dendreon going forward as two U.S. business units including revenue and restructuring and integrating charges as this will enable investors to continue to see the strong organic growth performance of our base business and see the restructuring charges again trending to zero.

We look forward to updating you on our financial and operational progress and sharing our updated guidance for 2015 on our first quarter call in April.

With that we will now open the call for questions.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Thank you. We’ll pause for just a moment to compile the Q&A roster. Thank you. And our first question comes from Umer Raffat, Evercore ISI. Your line is open.

Umer Raffat
Evercore ISI

Hi, guys. Thanks for taking my question. First one maybe on Xifaxan. So, Salix has reported quarterly revenues in the last few quarters that have annualized anywhere between $460 million and $700 million and presumably that included an inventory build. And I saw you guys reported a normalize Salix Xifaxan run rate of around $900 million. So, just wanted to understand that.

And also quick one for Howard. Howard, I saw cash flow conversion on GAAP free cash flow, it’s about 60% if you adjust for the Allergan payment. So, just wanted to understand working capital or any other important leverage there. Thank you.

J. Michael Pearson
Chairman and Chief Executive Officer

Thanks, Umer. On the first one, we’ve build up our 2015 number based on script demand and analysis of net pricing. You have to recall that well for some period of time, we don’t know exactly how long that this inventory was building up under Salix’s management that in order to accomplish that, they had to take heavy discounts to incent distributors to continue to build up inventory in the channel. So from a net pricing standpoint, there will be an automatic price increase on day one when we stop discounting this product so heavily.

Coupled with this – this product continues to grow quite rapidly. So again, we took a bottoms-up approach to what we believe will be sold in this year, coupled with adjusting the price for that and other things that we can do to reduce sort of gross to net.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

And on the working capital point, we were just about 90% conversion for the year is what we had talked about all year. For the quarter, we set up front in excess of $600 million. We were at $624 million. We paid $33 million of interest early this quarter when we called the bonds.

We would have normally paid our interest in February but when we called the bonds, we do accelerate the payment of interest that we accrued for the bonds. So that was one impact. The second was a significant increase in prepaid expenses, a lot of which had to do with the payment upfront related to a number of DTC campaigns for some of the launch products that we will then get the benefit of in 2015.

So that will work its way down and will benefit future quarters. And then third point, this is why we guided to a lower number in Q4 was just the timing of fourth quarter sales tend to be more towards the end of the quarter, so we had adjusted our views on cash flow.

We continue to focus on beating 90% conversion. And like you saw in the chart, our day sales outstanding and our AR balance has been pretty flat. Our inventories were well in check. So, we’re laser-focused on this and we want to do better going forward, but we achieved the 90% goal for the year that we have set out.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Operator: Thank you. Our next question comes from the line of Irina Koffler with Cantor Fitzgerald. Your line is open.

Irina Rivkind Koffler
Cantor Fitzgerald Securities

Hi. Thanks for taking the call. I just wanted to get a little deeper into how you’re thinking about primary care promotion of Salix’s assets and not starving this brand, which needs primary care as is seen by heavy investment by other companies in IBS. Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

Sure. Thanks for the question. Well, hopefully, given our base business, you can see that we have no intention of starving our brands. I think our organic growth across our businesses is far better than most pharmaceutical companies.

The question in terms of once we get the IBS-D indication, what’s the best way, what combination of commercial levers is the best way to grow the brand in primary care? Right now, Salix had plans to increase their primary care sales force from a current 160 to, I think, it was 240, 250. We are going to evaluate that. But we’re also going to look at other approaches including DTC like we’ve done with Jublia. And I think diarrhea, just like onychomycosis, is a disease that people can self-diagnose and we just have to figure out what set of investments has the highest ROI. But you can be assured that we will be focused on growing this product as quickly as we can once we get that approval.

Operator: Thank you. Your next question comes from the line of Annabel Samimy with Stifel. Your line is open.

Annabel E. Samimy
Stifel, Nicolaus & Co., Inc.

Hi. Thanks for taking my question. I was wondering if you can help us with the breakdown of the $500 million synergies and this goes along the lines of the prior question, especially versus primary care. Salix had loss some of their primary care sales already with the Santarus – following the Santarus acquisition. So, maybe you can help us understand where the $500 million is coming from if it’s – they had about $175 million to $200 million in R&D and the rest of it was SG&A. So maybe you can just help us there and understand [indiscernible] (38:40) of $500 million.

J. Michael Pearson
Chairman and Chief Executive Officer

Sure. First, when we talk about the $500 million in savings, again, we did this more bottoms up. What are the costs that we would need to run Salix and what were some of the opportunities across both the combined company to get synergies. So the first point is not all $500 million will come from Salix. A part of that will come from Valeant because as we get larger, there’s always opportunity to streamline our operations. The second is the most obvious area, they’re sort of back office functions. The corporate functions they have IT and finance and those types of areas.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

There’ll be, also, significant purchasing savings across the two companies. Again, we plan to keep their commercial activities and spending in place, subject to more work on the primary care side which we just don’t have the final answer for you today. And in fact, I would not be surprised, similar to Bausch + Lomb, that once we really start to understand the business, we actually spent more, we expanded sales forces. Our contact lens sales force in the United States is 50% larger than it was when we acquired the company. We have built up an [ph] OD (40:03) sales force in the pharmaceutical space. We have more surgical reps than we had when we acquired Bausch + Lomb.

So, we will thoughtfully integrate these two companies, and whether we need to and determine where we should be spending the money. All that being said, we are comfortable with our $500 million estimate. And in every transaction we’ve got to date, we actually over-delivered in terms of cost synergies, and I suspect we will do so again.

Operator: Thank you. Your next question comes from the line of Chris Schott, JPMorgan. Your line is open.

Christopher Thomas Schott
JPMorgan Securities LLC

Great. Thanks very much. Just a few here. First, can you talk about your confidence into the Xifaxan IBS-D PDUFA and just how you thought about risk heading into that event?

Second question is on the IBS-D, size of that opportunity? I believe Salix has made some comments on the peak opportunity there. How are you thinking about peak commercial potential for Xifaxan in IBS-D?

And then, finally, on the management structure that you’ll be adding with Salix. Who’s going to be leading this part of the organization? I know there’s been some transition there. But just how do we think about the leadership team at Salix? Thanks very much.

J. Michael Pearson
Chairman and Chief Executive Officer

Sure. Thanks, Chris. In terms of the IBS-D submission, we’ve had the opportunity in due diligence to review all the materials, look through all the clinical studies, safety efficacy profiles. We’ve also had a chance to review FDA correspondence, and have long conversations. It’s obviously a key part of this acquisition.

Net-net, I’d say, we feel quite comfortable that this indication will be approved. In terms of timing, we are certainly hopeful about it this spring. But if it’s not, we run a number of scenarios when we’ve analyzed the financials in terms of what impact that would have on the acquisitions. So, maybe the best way to say this is we are hopeful it gets approved this spring, but we’re confident that it will be approved over the next reasonable timeframe.

In terms of the IBS-D size, we have seen their estimates in terms of peak sales. I think our peak sales estimates will be lower. But again, we just announced this deal yesterday. So, I don’t want to disclose what our base case peak sales are for Xifaxan. They’re still sizable but significantly lower than the management projections.

In terms of leadership of this area, we have not made that decision yet but obviously, we’ll do so before we complete the transaction.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

And, Mike, just on Chris’s question on the relative size. I think we see the IBS-D opportunities significantly larger than the current AG in Traveler Diarrhea indications.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Laurie W. Little
Senior Vice President-Investor Relations

Next question, please.

Operator: Thank you. Your next question comes from the line of Andrew Finkelstein with Susquehanna Financial. Your line is open.

Andrew J. Finkelstein
Susquehanna Financial Group LLLP

Hi. Thanks very much for taking the question. I was hoping you could talk a little bit more on your thinking behind the financing for the deal. It’s obviously – you have the ability to take up the leverage ratio quite significantly in the short term.

But did you consider the opportunity to do an equity secondary and where do you think this puts you in terms of the capacity for tuck-ins in the near-term, particularly what opportunities you see in GI and Oncology and how actionable those might be? And as you look to do some of those, whether it’s more likely to become from on-market assets or pipeline products.

And then, on the value you see in the Salix pipeline beyond the IBS indication, any sense of what seems promising to you and not given it seems like your net R&D budget is only about $50 million higher than it was on a stand-alone basis? Thanks.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Sure. On the financing, as you’d expect, we looked at a range of options. At the end of the day we chose to go all cash. As we’ve mentioned to you all quite often, the last resort is to use our shares. Those are our investors – those belong to our investors.

We believe we’re significantly undervalued and we’re not looking to dilute the ownership interest of our holders unless the relative value of what we’re swapping for is so compelling or [indiscernible] (45:17) really be the situation. So, here, we believe that we’re delivering. We have a prudent capital structure, we’ve got a tremendous de-levering story. We have north of $7.5 billion in 2016 in EBITDA. And the structure has been – give all – give our current shareholders all the upside from the Salix transaction, which we think is quite compelling. We’ll have the ability to do small tuck-ins.

I think if you look the post B+L period as the blueprint, we were significantly above four times. We made the same kind of commitments and we’re 3.5 times now. We’re still able to do some important, albeit, smaller transactions while we are de-levering. So, I can never say there’s no opportunity cost of having the higher leverage. It’s a tradeoff, but we thought the benefits to our shareholder outweighs issuing equity at the current price at the current time.

J. Michael Pearson
Chairman and Chief Executive Officer

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

In terms of some of the pipeline product, the earlier-stage pipeline products, we’ve had a chance to get a first glimpse of those. We did not build those into our assumptions that they would end up as approved products in terms of our base case, and that’s our policy. But that does not mean that we won’t pursue those programs. And when we look across our entire R&D portfolio, we do that across all of our programs, in dermatology, in ophthalmology, and now on GI. And if some of their programs have a better profile than some that we’re currently working on, we may end up spending a lot more than the $15 million on GI programs that you calculated.

And I also remind you that we do R&D in a lower cost way than most companies, and I think we’ve mentioned that we launched Jublia – the total spend for Jublia from start to launch was $38 million. So, with our budgets, we tend to be able to do a lot more than most companies and still come out with high-quality products.

Operator: Thank you. I would like to remind everyone to please limit your questions to one question to allow everyone the opportunity to participate. And your next question comes from the line of Douglas Tsao with Barclays. Your line is open.

Douglas D. Tsao
Barclays Capital, Inc.

Hi. Thanks for taking the questions. Just maybe switching gears a little bit to thinking that the Dendreon acquisition, you sort of gave a range of gross margins, I was just curious in terms of what the swing factors there are in particular on the revenue base? It certainly sounds like you think that you can grow the revenue base from the current product run rate and sort of what the key drivers would be there?

J. Michael Pearson
Chairman and Chief Executive Officer

Hey. I heard a couple of questions, one around gross margins, one around revenue. In terms of revenues, Dendreon is currently – probably because they were in bankruptcy or whatever the reason has been primarily just targeting physicians that currently use the drug. And they’re still a high quartile, first, second, third or decile doctors, first, second, third, fourth decile doctors that are not using the drug and aren’t being called off.

So, we think we – I think they’re just calling on people that are using our product is not probably the best strategy. It’s almost by definition. You’re going to lose sales over time. So, we’re going to broaden the doctors that we call on. I think we have some good ideas in terms of some new promotional campaigns and also some other studies that we can do at combination studies and other studies that we can do that will allow us to [indiscernible] (49:33) drug.

In terms of gross margin, again we gave two numbers. One, we believe we’ll get it to 65% gross margin by the end of the year and develop [indiscernible] (49:45) to do so. Then we see a path to the 80% that it will – that will take longer – a longer time period than just for the next six months.

Operator: Thank you. Your next question comes from the line of David Risigner with Morgan Stanley. Your line is open.

David R. Risinger
Morgan Stanley & Co. LLC

Thanks very much and congrats again on both the Dendreon and Salix deals. My question is on return on invested capital. Could you please remind us Howard of Valeant’s hurdles and obviously the Dendreon deal will far exceed your hurdles but could you just talk about your expected ROIC for the Salix transaction? Thank you.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Sure. As we have consistently stated when we look at acquisitions, we’re looking at a 20% IRR and that’s unlevered IRR that is assuming statutory tax rates. We also focus – are laser focused on our payback periods which we believe is a strong governor against overly optimistic forecasts in the later years and overly optimistic terminal value assumptions and we target six years or less. And I think for sure on small - and medium-sized deals, we’ve consistently been – our models have consistently delivered those kinds of returns. Most of the time in reality, we’ve done that as well though we can’t say that we have an unblemishly perfect record. But I’d stack it up as pretty good record.

On larger deals, we’ve also said that we have done transactions, we think about Medicis and B+L that have a return characteristics that are slightly below that and we run multiple scenarios. These larger deals there’s multiple levers, variables that drive returns.

So on our larger deals, we have scenarios that are above those criteria and some that are slightly below those criteria and we’ve tended to have payback periods that are a little bit higher single digits versus the six years. And as Mike pointed out that this transaction is very consistent with what we talked about as it relates to P&L for instance.

Operator: Thank you. Your next question comes from the line of Marc Goodman with UBS. Your line is open.

Marc Goodman
UBS Securities LLC

Morning. So first on Salix OpEx, you had mentioned that you were pointing to $750 million. But the non-GAAP that they had been talking about was $625 million to $650 million. So I’m just trying to understand. You mentioned depreciation, you mentioned stock-based compensation, is that it or there are some other things there? That’s the first question.

Second question is dermatology sales were $273 million in the third quarter and $425 million in the fourth quarter. Obviously, I see the ramp in Jublia and a couple other products but that saw a massive ramp. Were there other products in there? Were there any other launches that we’re missing?

And then just third, acquisitions, can you just tell us from the acquisitions, what kind of sales you had done. You mentioned one acquisition in Asia what kind of sales were added and if there were any others that were not mentioned? Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

First, in terms of the OpEx for Salix, we have – in working with Salix management over the last two, three weeks and doing due diligence, we together came up with sort of what the budget or what planned spend was in this year. So, I can’t speak to other numbers that have been spoken about. You have to remember management has changed a lot at Salix over the last six months. And there’s really a new team there. So, the budget that was going to be spent at stand-alone Salix was going to $750 million, and that’s what we based all our work off of. And as far as I – I don’t think it’s actually that useful to try and reconcile to things previously said given the turmoil.

In terms of dermatology, Jublia was by far the largest single contributor. But we had a strong growth in many of the other brands. Howard mentioned Elidel, Solodyn, Zyclara but none of them were – singularly stood out. You also have to remember that Q4 is always a little bit higher as a quarter. It’s always the strongest quarter of the year.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

But quite frankly, the business is just doing very, very well. I think it’s certainly firing on all cylinders. We don’t continue to think that it’ll fire on all cylinders forever. But right now, the derm business is just doing extremely well. I will say that we just launched Onexton and the ramp on Onexton – right now, it’s the early days. So I think we only have four weeks. But it’s the exact same ramp that we had on Jublia. So, we’re cautiously optimistic on Onexton as well.

Acquisitions as well may increase [indiscernible] (55:18)?

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Yeah. We talked about them previously. The Armoxindo deal for instance in Indonesia was about $17 million. Bescon was much smaller than that. So, these – if you add them all up, it was a reasonable number – individually, none of them were that large.

Operator: Thank you. Your next question comes from the line of Louise Chen with Guggenheim. Your line is open.

Louise A. Chen
Guggenheim Securities LLC

Hi. Thanks for taking my questions. So, the first question I had was historically Valeant has not been as interested in companies with multiple bearers, I wanted to see if you could give more color on the Salix sales process and how you were able to win the asset.

And then secondly, with Dendreon and Salix, you will now have two new verticals. And just interested to understand going forward, are you going to dive deeper into the established verticals or continue to be opportunistic? I know in the past you had talked about additional ophthalmology asset, animal health or consumer health care assets, just curious if you’re still interested in those areas. Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

Yeah. So we don’t exactly know what the sales process was. We were just interacting with Salix and their bankers. So, we got to ask Salix about how that happened.

In terms of where we want to invest capital, we – again, [indiscernible] (56:42) more opportunistic than – we’re not a company that sits in a room and says, for the next year we’re just going to focus on oncology and we’re going to buy oncology assets and fill that up. Because so much of what we do is governed by the economic side of things. So we’ll look at – what it does do is expand the number of opportunities available to the company.

So, we now have two new important therapeutic areas where we’ve really not paid a lot of time or attention to what are all the opportunities there. So, what we continue to do by adding more verticals is continue to increase in a sense the number of targets out there. So, over time, I’m sure we’ll continue to build the oncology and GI space, but we’ll continue to build the dermatology and ophthalmology space as well.

Operator: Thank you. Your next question comes from the line of Alex Arfaei with BMO. Your line is open.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Alex Arfaei
BMO Capital Markets (United States)

Good morning, folks and congratulations on a strong financial 2014 and the deal. Could you provide more color on any tax-related NOLs that you got from Dendreon and Salix? I think you mentioned you got tax attributes from Dendreon which is surprising given that I think it was an asset sale.

And Howard, to us it looks like Salix improves your gross margin by 1% and operating margin by at least 2%. Is that in line with what you see and is there any potential for gross margin synergies? Thank you.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Well, in terms of the tax attributes, Salix did have some NOLs. I believe there was around $500 million that we’ll be able to utilize. Dendreon, you’re right. It’s an asset deal, but the way it was structured in the bankruptcy court allowed us to get access. But then, sort of as Mike said, there’s considerable amount of NOLs under the rules where you’re limited as to how much you can take on an annual basis. But there will be some there, and we’ve talked about the fact that we paid $50 million for the pipeline asset, plus access to the NOLs.

You’re right, Salix’s gross margin is around 80% so, that will help. Dendreon on the other hand at – we’re getting them to 65% as Mike mentioned. We’ll pull it down a little bit. Dendreon, as Mike mentioned, we’ve taken a look at the manufacturing processes and have identified some opportunities. At this point, we’ve not really taken any synergies, really we haven’t taken any from the manufacturing processes. [indiscernible] (59:31) use the CMOs, we’ll have to look at the whole supply chain. But it is typical for most of our acquisitions. We take our time and do that at a later date. So, for now, you should assume that gross margins are what they are, but will up a little bit as [indiscernible] (59:50) improve and in Dendreon, you’ll see the improvement as Mike articulated.

Operator: Thank you. Your next question comes from the line of David Amsellem with Piper Jaffray. Your line is open.

David A. Amsellem
Piper Jaffray & Co (Broker)

Thanks. So, a question on Xifaxan, do you think there’s pricing power for the asset, particularly is the pricing power here, if we don’t see an approval in IBS and the label is more limited, enters I guess in a vacuum. And if we do see approval, is this an asset where you think there is significant pricing power and is that one of the reasons why you’re taking a more modest view of the IBS sales potential vis-à-vis Salix’s management’s internal projections? Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

I can’t say that we took a very conservative view on price when we built our models for Salix. And once we get to know the product better and the customer base and the payer environment we could change that assumption, but we took very modest views on pricing opportunities.

Operator: Thank you. Your next question comes from the line of Corey Davis with Canaccord Genuity. Your line is open.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Corey George Davis
Canaccord Genuity, Inc.

Thanks very much. The first one. Can you just clarify if the 20% accretion in 2016 is relative to your – I think it was around $12 a share EPS that you put out in November as your estimate? And, secondly, just a few years ago, Brazil was one of the hottest emerging pharma markets and now it seems to be slowing.

Can you elaborate on Brazil and Latin America in general and how we should think about that component of your business for the next couple of years? Is that something that you might think to divest if it continues to struggle or is it still profitable enough and strategic enough that warrants keeping it?

J. Michael Pearson
Chairman and Chief Executive Officer

All right, Corey. Yes. In terms of, I think, the last outlook we had for 2016 was in the presentation that was done at ISS in November timeframe. I think it was a range of sort of no deals de-levering, which was about $12...

Laurie W. Little
Senior Vice President-Investor Relations

05

J. Michael Pearson
Chairman and Chief Executive Officer

$12.05 ranging up to like $14.50 if we did a number of deals. So, since that time, a number of other things have been built into our thinking on 2016. One is the business continues to outperform. Second is we did the Marathon deal, which we talked about last quarter or earlier. And then, we also have done a Dendreon deal. So, if you add those into the base of 2016 that gives you a new 2016 and then you – and then what we’re saying is this will be at least 20% accretive on that.

And in terms of Brazil, the market has slowed down. There’s been – the whole economy has slowed down as you know. And so, the growth rate was – as you said, it was a strong market. And then our performance is – well actually in B+L, it’s been quite strong. We continue to have strong organic growth.

And our biggest issue down there is Probiotica, which is a business that we bought three years ago, four years ago, which is in the nutrition area in terms of nutritional supplements. And from that standpoint, we’ve actually defined as the market – essentially to note that our actual profitability and result has improved year-on-year. So, from a cash flow standpoint, it continues to grow for us. But from a top line standpoint, with FX coupled with losing some share in the nutritional area, our top line has not been strong.

Operator: Thank you. Your next question comes from the line of Tim Chiang with CRT Capital. Your line is open.

Tim Chiang
CRT Capital Group LLC

Hi, Mike. Congrats on these two deals. On Dendreon, I looked back at some of their financials. I think their gross margins are somewhere in the low 50%s at best. And is there anything you could talk about in terms of how you guys will get the margins on the Provenge product into the mid-60%s by year end? It seems like it’s sort of a unique product in itself.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

J. Michael Pearson
Chairman and Chief Executive Officer

Yeah. So, when we – yeah, they have been around 50% historically. There is an awful lot of above-the-plant costs in Dendreon in terms of – so, we’re not really going to touch the manufacturing facility at all. There’s actually two of them. One is in Seal Beach and one is in Atlanta, Georgia. So, the actual manufacturing sites we find not to make really much strange at all, but there was a large infrastructure, tech-ops and other types of infrastructure, above-the-plant level. We have many of those functions ourselves. So, we don’t need additional functions in that area.

And then as we were mentioning before this thing was built to be $1 billion company at least and they spent ahead of demand and they never really right sized this business when the product did not come out and become $1 billion product. So, it’s just basic things that you can go in and do.

So, that represents going to 65%. Going to 80% will take a little bit more work, probably some investment in terms of doing things a little bit different, but 65% is just eliminating things that anyone of you who walked into the organization would be immediately see.

Operator: Thank you. Your next question comes from the line Gregg Gilbert with Deutsche Bank. Your line is open.

Gregg Gilbert
Deutsche Bank Securities, Inc.

Thanks, guys. Can you discuss the duration of the Xifaxan asset that you use in your base case and maybe talk about the legal and regulatory diligence you did under Xifaxan and how that informed what your base case assumption is. Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

Yes. What we did, as you can imagine given the size and the potential of the product, we spent an awful lot of time. Multiple law firms we hired to look at the IP situation and I’m not sure we want to disclose – I’m not sure we had a base case per se.

We had all sorts of stereos in terms of when this patent could expire, not because we thought it would, but we just wanted – it was easier to run the sensitivities through the models, and we feel quite comfortable that even in the most – the worst case scenario, we’ll still earn a return for our shareholders. So, it will not be our historic return. But we also feel quite comfortable that this is a strong set of multiple patents, and we put this proportion effort in looking at it.

Operator: Thank you. Your next question comes from the line of Sachin Shah with Albert Fried. Your line is open.

Sachin Shah
Albert Fried & Co. LLC

Hey. Good morning. Congratulations on the deal, guys. Just a quick question. As far as what we need for the deal completion, is it just the HSR and the tendering of shares and any idea when you’re going to be launching the tender offer? And if that’s the case, if it’s just HSR, can we expect the deal to close maybe kind of early to mid-April timeframe?

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Yeah. You’re right. In terms of the – in terms of closing HSR is really [indiscernible] (68:19). We’ll file the tender offer – launch the tender offer within two weeks and hopefully sooner rather than later. And I don’t think we want to predict when we’re going to get HSR because there’s no overlap, so it should be hopefully a smooth process.

Operator: Thank you. Your next question comes from the line of David Steinberg with Jefferies. Your line is open.

David M. Steinberg
Jefferies LLC

Thanks. I know in previous acquisitions where there’s been outstanding litigation, the companies moved decisively to resolve that. And in your comments, you’d mentioned you’ve done due diligence on associated potential litigation exposure. Curious particularly given the inventory revelations of November, what your view on potential litigation exposure there is if any? And then secondly just curious on what your break-up fee in this transaction might be?

J. Michael Pearson
Chairman and Chief Executive Officer

We’re not going to comment on litigation exposure other than we took a hard look at it and it was built into our thinking. The breakup fee...?

Howard B. Schiller
Executive Vice President and Chief Financial Officer

The breakup fee is $355 million plus expenses.

Operator: Thank you. Your next question comes from the line of Douglas Miehm with RBC Capital Markets. Your line is open.

Douglas Miehm
RBC Capital Markets

Congratulations from me as well. Mike, with respect to the outlook for this year is slightly accretive and then over 20% next year, can you speak to the necessity for an approval in May for IBS-D? And then perhaps you could just go into a little bit more detail in terms of the due diligence that one has actually done on the inventories?

And then for Howard, just could you speak to the difference between the $7.5 billion in EBITDA and the $4 billion in free cash flow? You know part of its interest but maybe some of the other differences. And I’ll leave it there. Thank you.

J. Michael Pearson
Chairman and Chief Executive Officer

Doug, just one – can you clarify the ISB – you want our view on when it will be approved?

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

Douglas Miehm
RBC Capital Markets

No, no. I’d want to get a sense for how contingent is the outlook on an IBS-D approval say in May, is it not at all? And you can be slightly accretive this year or is a May approval needed to be slightly accretive this year and over 20% next year just in terms of how you’d expect to launch the product and see it took off?

J. Michael Pearson
Chairman and Chief Executive Officer

Sure. Sorry. Got it. Thank you for the clarification. No, we’re not dependent on a May approval to meet the numbers. We are assuming that we actually do get the approval in terms of the models we build and how we value company.

In terms of inventories, we feel very good about the due diligence we did. It was actually pretty straightforward. We weighed one in and we actually got our financing, we got the wholesale reports, we know precisely how much of each product, each SKU is in the channel in detail. And so, it’s – I don’t want to say we had perfect information, but that was close to perfect information as you could have in terms of what the inventory situation is.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Yeah. And then the results between EBITDA and free cash flow, you pointed out, by far the biggest item is cash interest expense, then, taxes and CapEx and obviously, support investments from the working capital. But interest expense is by far the biggest component.

Operator: Thank you. Your next question comes from the line of [indiscernible] (72:18) with Mitsubishi Securities. Your line is open.

Good morning. At this point, I only have a mechanical question. On your enterprise value slide, you show the Salix senior notes with the breakage fee. How are we thinking of that? Is that contemplated to occur at closing? Is it a condition to closing? How exactly are you thinking about that please?

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Well, there’s a make whole provision. It’ll occur at closing and there’s a make whole provision. We wish there wasn’t but there is and so, we had to account for it.

Operator: Thank you. And your next question comes from the line of Gary J. Nachman of Goldman Sachs. Your line is open.

Divya Harikesh
Goldman Sachs International

Good morning. This is Divya Harikesh on behalf of Gary Nachman. Congratulations on a strong quarter and the deal. I just wanted to understand if there will be meaningful revenue synergies that you can expect and will you be able to take Xifaxan and other products outside the U.S.?

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

And secondly, do you factor the debt pay-down when you talk about your 20% – greater than 20% accretion in 2016?

J. Michael Pearson
Chairman and Chief Executive Officer

Yeah. In terms of taking in revenue synergies outside the U.S., we assume nothing in our model. They’ve given away most of the rights. I think they do have some rights in Canada and maybe a few other countries to some of their products. That’s not built into our base case. But also don’t assume. Yeah. It’ll be incremental. It will not be significant.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Yeah. And we do assume that we’re going to be paying down debt. Because that’s what we’re telling you we’re going to be doing. So we took that into consideration when we talked about the accretion.

Operator: Thank you. Your next question comes from the line of [ph] Brian Lombardi (74:10) with Merrill Lynch. Your line is open.

Good morning. I just wanted to dig in to the synergy assumptions a little bit more. I think, if I heard correctly, it sounds like the $500 million in synergies aren’t entirely coming out of Salix. What portion of those are coming [indiscernible] (74:26)?

J. Michael Pearson
Chairman and Chief Executive Officer

We’re not going to comment on the proportion. Thank you.

Operator: And your next question comes from the line of Sachin Shah with Albert Fried. Your line is open.

Sachin Shah
Albert Fried & Co. LLC

Hi again. I just want to find out are you expected to launch a marketing period, are you going to do that before the tender offer expires or you’re going to do it afterwards? Just curious to find out if – I know you have commitments in place, I saw the commitment letter. But just curious as far as the syndication.

Howard B. Schiller
Executive Vice President and Chief Financial Officer

Sure. There is a marketing period built into the agreement that will incur a free closing. So, we would expect to put in place the permanent financing before we close.

Operator: Thank you. And your last question comes from the line of David Steinberg with Jefferies. The line is open.

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Valeant Pharmaceuticals International, Inc. (VRX) Q4 2014 Earnings Call	Corrected Transcript 23-Feb-2015

David M. Steinberg
Jefferies LLC

Yeah. Just quick question on Jublia, I know that it’s almost six months since it was out in the market, and succeeded all expectations. Just curious, around this time, typically, there is some view on contract of managed care. I was curious where that stands, and going forward, do you still see 50% gross-to-net or would ameliorate back to the more normalized 30% level? Thanks.

J. Michael Pearson
Chairman and Chief Executive Officer

Sure. We’re in discussions with managed care as we speak and hope to have those wrapped up in the first half of this year. And we also are offering a zero co-pay on this product at this point both in terms of the initial as well as refills. And so, that also is having an impact on our gross-to-net.

But as we mentioned last time, as long as – obviously, we got Managed Care contracts in place and that will help a bit. But as long as this product continues to grow and accelerate, we’ll continue to make sure it’s available to every patient and keep that growth trajectory. But over the longer-term, the gross-to-net situation should improve.

J. Michael Pearson

Chairman and Chief Executive Officer

All right. Well, I think we ran a little bit over but anyways thank you for all your interest and we’ll talk again next quarter. Thank you.

Operator: This concludes today’s conference call. You may now disconnect.

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